Exhibit 2.2
EXECUTION VERSION
VOTING AND SUPPORT AGREEMENT
          This VOTING AND SUPPORT AGREEMENT, dated as of March 4, 2009 (this “Agreement”), is entered into by and between TriNet Group, Inc., a Delaware corporation (“TriNet”), and the stockholders listed on Schedule I hereto (the listed stockholders are referred to collectively herein as the “Stockholders”).
          WHEREAS, concurrently with the execution of this Agreement, TriNet, Gin Acquisition, Inc., a Florida corporation and a wholly-owned subsidiary of TriNet (“Merger Sub”), and Gevity HR, Inc., a Florida corporation (“Gevity”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into Gevity (the “Merger”);
          WHEREAS, as of the date of this Agreement, each Stockholder is the Beneficial Owner of the number of shares of common stock, par value $0.01 per share, of Gevity (“Gevity Common Stock”) set forth on Schedule I hereto opposite such Stockholder’s name (collectively, the “Owned Shares” and, together with any shares of Gevity Common Stock with respect to which such Stockholder acquires Beneficial Ownership during the period from and including the date of this Agreement and up to the termination of this Agreement in accordance with its terms (the “Voting Period”), whether by purchase or upon exercise of options, warrants, conversion of other convertible securities or otherwise, are collectively referred to herein as the “Covered Shares”); and
          WHEREAS, as an inducement and a condition to entering into the Merger Agreement, TriNet has required that the Stockholders enter into this Agreement.
          NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:
          1. Certain Definitions. In addition to the terms defined elsewhere herein, each capitalized term used and not defined herein shall have the meaning ascribed to such term in the Merger Agreement. For purposes of this Agreement:
               (a) “Beneficial Owner” means, with respect to a Covered Share, any Person who, directly or indirectly, through any contract, relationship or otherwise, has or shares (i) the power to vote, or to direct the voting of, such Covered Share, (ii) the power to dispose of, or to direct the disposition of, such Covered Share or (iii) the ability to profit or share in any profit derived from a transaction in such Covered Share, and the term “Beneficially Owned” shall be construed accordingly.
               (b) “Termination Date” means the date that is the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) written notice of termination of this Agreement by TriNet to the Stockholders or (iv) the amendment of the Merger Agreement to provide for a reduction in the amount of the Merger Consideration or a change in the form of the Merger Consideration.
          2. Agreement to Vote.
               (a) Each Stockholder hereby agrees that, during the Voting Period, at any duly called meeting of the stockholders of Gevity (or any adjournment or postponement thereof) (each, a “Gevity Voting Event”), such Stockholder shall, or shall cause the holder of record on any applicable record date to, appear at the meeting, in person or by proxy, or otherwise cause its Covered Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote (or cause to be voted), in person or by proxy, all its Covered Shares (i) in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Gevity contained in the Merger Agreement or of the Stockholders contained in this Agreement, and (iii) except with the written consent of TriNet, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any Acquisition Proposal; or (B) any other action or proposal, involving Gevity or any subsidiary of Gevity (each a “Gevity Subsidiary”) that would reasonably be expected to prevent or materially impede, interfere with, delay, postpone or adversely affect the Merger or any other transaction contemplated by the Merger Agreement.
               (b) For the avoidance of doubt, each Stockholder agrees that, during the Voting Period, the obligations of such Stockholder specified in Section 2(a) shall not be affected by (i) any Change of Board Recommendation or (ii) any breach by Gevity of any of its representations, warranties, agreements or covenants set forth in the Merger Agreement.
               (c) Except as set forth in clauses (a) and (b) of this Section 2, the Stockholders shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the stockholders of Gevity at any Gevity Voting Event.
          3. Grant of Proxy. IN FURTHERANCE AND NOT IN LIMITATION OF THE FOREGOING, EACH STOCKHOLDER HEREBY GRANTS TO AND APPOINTS TRINET AND EACH OF DOUGLAS DEVLIN AND GREGORY L. HAMMOND, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF TRINET, ITS IRREVOCABLE PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION) TO VOTE THE COVERED SHARES AS INDICATED IN SECTION 2. EACH STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE AND COUPLED WITH AN INTEREST AND SHALL TAKE SUCH FURTHER ACTION AND EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY. EACH STOCKHOLDER HEREBY REVOKES ANY AND ALL PREVIOUS PROXIES AND POWERS OF ATTORNEY WITH RESPECT TO SUCH STOCKHOLDER’S COVERED SHARES OR ANY OTHER VOTING SECURITIES OF GEVITY THAT RELATE TO

THE ADOPTION OF THE MERGER AGREEMENT AND THE OTHER MATTERS SET FORTH IN SECTION 2. TRINET AND EACH STOCKHOLDER ACKNOWLEDGE THAT THIS PROXY SHALL BE VALID UNTIL THE TERMINATION DATE, IRRESPECTIVE OF THE AMOUNT OF TIME ELAPSED FROM THE DATE HEREOF TO THE TERMINATION DATE.
          4. Termination. This Agreement shall automatically terminate, and none of TriNet or Stockholders shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the Termination Date. The termination of this Agreement shall not prevent either party hereunder from seeking any remedies (at law or in equity) against the other party hereto or relieve such party from liability for such party’s willful or intentional breach of any terms of this Agreement.
          5. Representations and Warranties.
               (a) Representations and Warranties of TriNet. TriNet hereby represents and warrants to each Stockholder as follows:
               (i) Organization and Authority. TriNet is duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of TriNet. This Agreement has been duly and validly executed and delivered by TriNet, and, assuming due authorization, execution and delivery by the Stockholders, is a legal, valid and binding obligation of TriNet, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
               (ii) Consents; No Conflicts. Except as contemplated by the Merger Agreement, the execution and delivery of this Agreement by TriNet will not (A) conflict with any provision of the certificate of incorporation or bylaws of TriNet, (B) violate any Law applicable to TriNet, or (C) require any clearance, consent, approval, order, license or authorization of, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority.
               (b) Representations and Warranties of the Stockholders. The Stockholders hereby jointly and severally represent and warrant to TriNet as follows:
                    (i) Ownership of Instruments. As of the date of this Agreement, each Stockholder is the Beneficial Owner of the Owned Shares set forth on Schedule I opposite such Stockholder’s name. As of the date of this Agreement, the Owned Shares are the only Shares of Gevity owned of record or Beneficially Owned by such Stockholder. Except for Liens created under this Agreement and Liens that will be released at Closing and will not affect any Stockholder’s ability to comply with its obligations under this Agreement, each Stockholder has good title to the Owned Shares, free and clear of Liens, proxies, powers of attorney, voting trusts or agreements and will have, subject to Section 9, good title to the Covered Shares as of the time of any Gevity Voting Event, free and clear of Liens, proxies, powers of attorney, voting trusts or agreements. Each Stockholder further represents that any proxies given in respect of the Covered Shares, if any, have been revoked.
                    (ii) Organization and Authority. Each Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite or power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, partnership, limited liability company or other action of each Stockholder. This Agreement has been duly and validly executed and delivered by each Stockholder, and, assuming due authorization, execution and delivery by TriNet, is a legal, valid and binding obligation of each Stockholder, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
                    (iii) Consents; No Conflicts. Except as contemplated by the Merger Agreement, the execution and delivery of this Agreement by each Stockholder will not (A) conflict with any provision of the certificate of incorporation or bylaws or other similar organizational documents of such Stockholder, (B) result in any violation of or default or loss of a benefit under or require any consent under, or permit the acceleration or termination of any obligation under, any agreement or other instrument to which such Stockholder is a party, (C) violate any Law applicable to such Stockholder or (D) require any clearance, consent, approval, order, license or authorization of, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority.
          6. Disclosure. The parties hereby agree and acknowledge that Gevity may publish and disclose in the Proxy Statement (including all documents and schedules filed with the SEC) and in any press release or other disclosure document in which Gevity reasonably determines in its good faith judgment that such disclosure is required by Law in connection with the Merger and any transactions related thereto, each Stockholder’s name and ownership of Gevity Common Stock and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement. The parties further agree and acknowledge that the Stockholders and TriNet (and Affiliates of TriNet) may file this Agreement as an exhibit to, and describe this Agreement in, a Schedule 13D (or an amendment thereto).
          7. Further Agreements of Stockholders. The Stockholders hereby jointly and severally agree, while this Agreement is in effect, not to (a) except as set forth in Section 9 hereof, sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Covered Shares, (b) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust, enter into a voting agreement with respect to any Covered Shares or participate, directly or indirectly, in the “solicitation” of any “proxies” (as such terms are used in the rules of the SEC) from any person to vote in a manner which would be inconsistent with or violative of the provisions and agreements contained in this Agreement, (c) take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement or (d) take any action that the Company is prohibited from taking pursuant to Section 6.04 of the Merger Agreement.
          8. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) no Stockholder makes any agreement or understanding herein in any capacity other than in its capacity as a record holder or Beneficial Owner of Covered Shares and (b) nothing herein shall be construed to limit or affect any action or inaction by any Affiliate, officer, director or direct or indirect equityholder of any Stockholder acting in his or her capacity as a director of Gevity.
          9. Permitted Transfers. Notwithstanding anything in this Agreement to the contrary, each Stockholder may transfer any or all of the Covered Shares in accordance with provisions of applicable Law to any Person that is an Affiliate of such Stockholder; provided, however, that, prior to and as a condition to the effectiveness of such transfer, each Person to which any of such Covered Shares or any interest in any of such Covered Shares is or may be transferred (each a “Transferee”) shall have executed and delivered to TriNet a counterpart of this Agreement. Upon executing and delivering to TriNet a counterpart of this Agreement, a Transferee shall be a Stockholder for all purposes hereunder.
          10. Reliance by TriNet. Each Stockholder understands and acknowledges that TriNet is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Stockholder.
          11. Appraisal Rights. Each Stockholder acknowledges and agrees that it does not have, or in any event, agrees not to exercise, any appraisal or dissenters’ rights with respect to any Covered Shares, pursuant to the Florida Business Corporation Act (the “FBCA”), including pursuant to Section 607.1302(2)(d) of the FBCA, or any other provision of Law, in connection with the Merger, the Other Transactions or the approval of the Merger Agreement.
          12. . Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified except by an instrument in writing signed by each of the parties hereto.
          13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
If to TriNet:
TriNet Group, Inc.
San Leandro, CA 94577
1100 San Leandro Blvd., Suite 300
Attention: Gregory L. Hammond
Facsimile No.: (510) 315-1111
Email: legal@trinet.com
with a copy to:
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, CA 94111-5800
Attention: Craig Jacoby
Facsimile No.: (415) 693-2222
Email: cjacoby@cooley.com
and with a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Matthew W. Abbott
Facsimile No.: (212) 757-3990
Email: mabbott@paulweiss.com
If to ValueAct:
ValueAct Capital Partners
435 Pacific Avenue
4th Floor
San Francisco, CA 94133
Attention: Allison Bennington
Facsimile No.: (415) 362-5727
Email: abennington@valueact.com

with a copy to:
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
Attention: Christopher G. Karras
Facsimile No.: (215) 994-2222
Email: christopher.karras@dechert.com
          14. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
          15. Entire Agreement. This Agreement (together with the Merger Agreement to the extent referred to herein) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person not a party to this Agreement any rights, benefits or remedies of any nature whatsoever.
          16. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
          17. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, without the necessity of posting a bond in respect of any such action, this being in addition to any other remedy to which they are entitled at law or in equity.
          18. GOVERNING LAW. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF

DELAWARE WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW, EXCEPT TO THE EXTENT THAT THE FBCA MAY BE REQUIRED TO BE APPLIED. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware in respect of all matters arising out of or relating to this Agreement the interpretation and enforcement of the provisions of this Agreement, and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined exclusively in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.
          19. Headings. The descriptive headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
          20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall not become effective as to any party hereto until such time as this Agreement or a counterparty thereof has been executed and delivered by each party hereto. Any counterpart may be delivered through electronic means.
[Signature Page Follows]

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

TRINET GROUP, INC.
By:	/s/ Douglas P. Devlin
	Name:	Douglas P. Devlin
	Title:	Chief Financial Officer and Chief Operating Officer

STOCKHOLDERS ValueAct Capital Master Fund, L.P.
By:	VA Partners I, LLC, its General Partner

By:	/s/ George F. Hamel, Jr.
	Name:	George F. Hamel, Jr.
	Title:	Chief Operating Officer

ValueAct Capital Master Fund III, L.P.
By:	VA Partners III, LLC, its General Partner

By:	/s/ George F. Hamel, Jr.
	Name:	George F. Hamel, Jr.
	Title:	Chief Operating Officer

/s/ Todd F. Bourell
Todd Bourell

[Signature Page to Voting Agreement]

SCHEDULE I

GEVITY COMMON STOCK
STOCKHOLDER	TOTAL NUMBER OF SHARES

ValueAct Capital Master Fund, L.P.	2,985,426
ValueAct Capital Master Fund III, L.P.	305,900
Todd Bourell	12,093 (restricted shares)